SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Matter of Time I Co.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Keri B. Bosch
76 Lagoon Road
Belvedere, CA  94920
415-939-5056

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of Reporting Persons:
Bosch Equities L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)

a) ☒
b) ☐

3	SEC use only

4	Source of Funds (See Instructions)

PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6	Citizenship Or Place Of Organization

United States

	7	Sole Voting Power

100,000

Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned
By Each	9	Sole Dispositive Power
Reporting
Person With		100,000

	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

100,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13	Percent of Class Represented by Amount in Row (11)

Approximately 50%

14	Type of Reporting Person

PN

1	Name of Reporting Persons:
KBB Financial, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)

a) ☒
b) ☐

3	SEC use only

4	Source of Funds (See Instructions)

PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6	Citizenship Or Place Of Organization

United States

	7	Sole Voting Power

100,000

Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned
By Each	9	Sole Dispositive Power
Reporting
Person With		100,000

	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

100,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13	Percent of Class Represented by Amount in Row (11)

Approximately 50%

14	Type of Reporting Person

CO

1	Name of reporting person
Keri B. Bosch

2	Check the Appropriate Box if a Member of a Group (See Instructions)

a) ☒
b) ☐

3	SEC use only

4	Source of Funds (See Instructions)

PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6	Citizenship Or Place Of Organization

United States

	7	Sole Voting Power

100,000

Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned
By Each	9	Sole Dispositive Power
Reporting
Person With		100,000

	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

100,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13	Percent of Class Represented by Amount in Row (11)

Approximately 50%

14	Type of Reporting Person

IN

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Matter of Time I Co., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 101 Montgomery Street Suite 1950 San Francisco, CA  94104.

Item 2.  Identity & Background

This statement is being filed jointly by Bosch Equities L.P., a California limited partnership, KBB Financial, Inc. a California corporation and Keri B. Bosch (Ms. Bosch), a citizen of the United States.  Bosch Equities, L.P., KBB Financial, Inc. and Ms. Bosch are hereinafter referred to as the “Reporting Persons”.   Bosch Equities L.P. is a California limited partnership whose principal business is investing in securities of companies on behalf of Ms. Bosch and her family. The General Partner of Bosch Equities, L.P. is KBB Financial, Inc., the sole shareholder of which is Ms. Bosch.  The principal place of business for Bosch Equities L.P., KBB Financial, Inc. and Ms. Bosch is 76 Lagoon Road, Belvedere, CA  94920.  As the General Partner of Bosch Equities L.P., KBB Financial, Inc. has sole voting and dispositive power with respect to securities of the Company that are held by Bosch Equities L.P., and as the sole shareholder of KBB Financial, Inc., Ms. Bosch has sole voting and dispositive power with respect to securities of the Company that are held by Bosch Equities L.P.

Biographical information for Ms. Bosch is as follows:

Ms. Bosch has multiple degrees from UNC Chapel Hill and a separate degree from the Fashion Institute of design and merchandising.  Over the past 10 years Ms. Bosch held positions including VP of Marketing for Elite Network, a Physician marketing company that marketed services and product to the American Physicians Association and The Independent Physicians Association of America covering close to 600,000 professionals.  Ms. Bosch oversaw the majority of its outreach and its Physicians Golf Tournament and Credentialing Event.  Additionally, Ms. Bosch held positions as an assistant buyer for Macy’s in San Francisco, CA.

During the past five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds and Other Consideration.

On June 11, 2010,100,000 shares of common stock were issued to Bosch Equities, L.P. for cash in the amount of $6,000.

Item 4.      Purpose of Transaction.

On June 11, 2010,100,000 shares of common stock were issued to Bosch Equities, L.P. for cash in the amount of $6,000.

Item 5.      Interest in Securities of the Company.

(a)	The aggregate number and percentage of common stock of the Company beneficially owned by the Reporting Persons is 100,000 shares, or 50% of the outstanding common stock of the Company.

(b)	The Reporting Persons have the sole power to vote or direct the vote, and to dispose or direct the disposition, of the common stock of the Company as issued to the Reporting Persons.

(c)	Other than as described in Item 4 above, the Reporting Persons have not effected any transaction in the shares of common stock of the Company in the past sixty days.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above or set forth in this schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  November 4, 2010

By:	/s/ Keri B. Bosch
Name: Bosch Equities LP

By:	/s/Keri B. Bosch
Name: KBB Financial, Inc.

By:	/s/ Keri B. Bosch
Name: Keri B. Bosch